Jeffrey D. Buchanan

Executive Vice President,

Chief Financial Officer & Treasurer

January 29, 2013

VIA EDGAR

Rufus Decker, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Smith & Wesson Holding Corporation
Form 10-K for Fiscal Year Ended April 30, 2012
Filed June 28, 2012
Form 10-Q for Fiscal Quarter Ended October 31, 2012
Filed December 6, 2012
Definitive Proxy Statement on Schedule 14A
Filed August 17, 2012
File No. 1-31552

Dear Mr. Decker:

The following is in response to your letter dated January 15, 2013 (the “Comment Letter”). Smith & Wesson Holding Corporation (referred to as the “Company,” “we,” “our,” or “us”) hereby submits its responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in the Comment Letter. Our responses are indicated below, directly following a restatement of each Staff comment in bold, italicized type. The headings and numbers of our responses coincide with the headings and comment numbers set forth in the Comment Letter.

Form 10-K for the Year Ended April 30, 2012

General

1.	Comment: Please tell us what consideration you gave to including an expanded discussion of your Non-Contributory Profit Sharing Plan under either the Risks, with regard to capital and liquidity, or MD&A sections of your disclosure, considering that it is an expense assessed before interest that was in excess of $8 million over the previous fiscal year and uses 15% of your net operating profit. Also please confirm that the discretionary profit sharing indicated in your 2012 Proxy Statement on page 24 is a reference to the Non-Contributory Profit Sharing Plan discussed in this 10-K.

Rufus Decker

Company Response: We hereby confirm that the discretionary profit sharing indicated in our 2012 Proxy Statement on page 24 is a reference to our non-contributory profit sharing plan discussed in our Form 10-K for fiscal year ended April 30, 2012. In our future filings, we will use the same terminology for the non-contributory profit sharing plan in our proxy statement as we use in our Form 10-K.

Our non-contributory profit sharing plan is described in footnote 17 to the consolidated financial statements on page F-28 of our Form 10-K for fiscal year ended April 30, 2012 as follows: “We have a non-contributory profit sharing plan covering substantially all of our Springfield, Massachusetts and Houlton, Maine employees. Employees become eligible on May 1 following the completion of a full fiscal year of continuous service. We contribute 15% of our net operating profit before interest and taxes up to 15% of qualifying payroll, as defined, to the plan each year. For fiscal 2012, we plan to contribute approximately $8.0 million. We contributed $4.1 million and $7.2 million for the fiscal years ended April 30, 2011 and 2010, respectively. Contributions are funded after the fiscal year-end.” We provided additional disclosure regarding our non-contributory profit sharing plan on page 24 of our 2012 Proxy Statement as follows: “We may make a discretionary annual profit sharing contribution to the plan on behalf of eligible participants who are employed on the last day of the plan year. For the year ended April 30, 2012, our profit sharing contribution, which was discretionary, was equal to 15% of the operating profit of Smith & Wesson Corp. Operating profit is defined as income before interest, accruals in excess of cash payments for municipal litigations, and state and federal income taxes. Profit sharing contributions are allocated to eligible participants in proportion to their eligible compensation (subject to the $245,000 limitation on compensation imposed by the Code).”

During the last 10 years, in each year in which Smith & Wesson Corp. generated operating profit, we made an annual profit sharing contribution of 15% of the operating profit of Smith & Wesson Corp. to our non-contributory profit sharing plan. Based on this historical precedent and the foregoing disclosures in our Form 10-K for fiscal year ended April 30, 2012 and our 2012 Proxy Statement, we believe that an expanded discussion of our non-contributory profit sharing plan under either the Risks, with regard to capital and liquidity, or MD&A sections of our Form 10-K is not required.

In our future filings, we propose to revise our disclosure regarding the general terms of our non-contributory profit sharing plan in our Form 10-K and proxy statement as follows:

“We have a non-contributory profit sharing plan covering substantially all of our Springfield, Massachusetts and Houlton, Maine employees. Employees become eligible on May 1 following the completion of a full fiscal year of continuous service. We may make a discretionary annual profit sharing contribution to the plan on behalf of eligible participants who are employed on the last day of the plan year. Historically, our profit sharing contribution has been equal to 15% of the operating profit of Smith & Wesson Corp. before interest and taxes up to 15% of qualifying payroll, as defined in the plan. Operating profit was defined as income before interest, accruals in excess of cash payments for municipal litigations, and state and federal income taxes. Profit sharing contributions are allocated to eligible participants in proportion to their eligible compensation (subject to the compensation limits imposed by Section 401(a)(17) of the Code). During the last 10 years, in each year in which Smith & Wesson Corp. generated operating profit, we made an annual profit sharing contribution of 15% of the operating profit of Smith & Wesson Corp. to the plan.”

Rufus Decker

Item 1 – Business, page 1

2.	Comment: Item 101(b) of Regulation S-K requires that the Business section of your disclosure include a discussion of revenues from external customers, a measure of profit or loss and total assets for each segment over the last three fiscal years, or a cross-reference between the financial statements and the Business section. We note that the Business section does not contain such disclosure for your single segment, and that the financial statements do not include a cross-reference. Please include this disclosure or an appropriate cross-reference in future filings.

Company Response: In our future filings, we will include a discussion of revenues from external customers, a measure of profit or loss, and total assets for our single segment over the last three fiscal years or an appropriate cross-reference between the Business section and the consolidated financial statements.

Customers, page 7

3.	Comment: On page F-9 of the Consolidated Financial Statements you state that you have two customers who accounted for more than 10% of your total accounts receivable over the last fiscal year, one of which has accounted for over 10% of your net product sales for the last three fiscal years. In future filings, please disclose in your Business section the names of any customers to whom sales equal 10% or more of your consolidated revenues, if the loss of said customer would have a material adverse effect on your business as a whole, per Item 101(c)(1)(vii) of Regulation S-K.

Company Response: We do not believe that the loss of any of our customers to whom sales equal 10% or more of our consolidated revenues would have had a material adverse effect on our business as a whole as indicated by Item 101(c)(1)(vii) of Regulation S-K.

Rufus Decker

In our future filings, we will disclose in our Business section the names of any customers to whom sales equal 10% or more of our consolidated revenues, if the loss of said customer would have a material adverse effect on our business as a whole, per Item 101(c)(1)(vii) of Regulation S-K.

Item 15 – Exhibits and Financial Statement Schedules, page 39

Consolidated Financial Statements, page F-1

General

4.	Comment: In future filings, please disclose in the notes to your financial statements the amount of revenues from external customers for each product for each period presented. This disclosure may be similar to the disclosure you currently present on page 25. Refer to ASC 280-10-50-40.

Company Response: In our future filings, we will disclose in the notes to our consolidated financial statements the amount of revenues from external customers for each product category for each period presented.

Consolidated Balance Sheets, page F-3

5.	Comment: We note that your cash and cash equivalents balance sheet line item includes restricted cash balances. Please help us understand how you determined that the restricted cash amounts were appropriately included in the cash and cash equivalents line item, rather than being separately presented on the face of your balance sheet. In doing so, please ensure that you address the nature of the legal restrictions on your use of this restricted cash. In future filings, please also disclose whether you can unilaterally withdraw the restricted cash at any time and use it for current operations, along with the ramifications, if any, of doing so. Refer to Rule 5-02.1 of Regulation S-X and FRR 203.02.b. Please show us supplementally what your revised disclosure will look like.

Company Response: We determined that our restricted cash amounts were appropriately included in the cash and cash equivalents line item, rather than being separately presented on the face of your balance sheet, because such restricted cash amounts were not material and did not require segregation on a separate balance sheet line item in accordance with Regulation S-X and FRR 203.02.b. Rule 4-02 of Regulation S-X, which is a rule of general application, provides that “[i]f the amount which would otherwise be required to be shown with respect to any item is not material, it need not be separately set forth.” Similarly, FRR 203.02.b provides that “[i]n determining whether compensating balance arrangements are sufficiently material to require segregation or disclosure, various factors should be considered. Among these may be the relationship of the amount of the balances, to total cash, total liquid assets and net working capital, and the impact of the balances on the effective cost of financing. In the usual case, reportable compensating balances which in the aggregate amount to more than 15 percent of liquid assets (current cash balances, restricted and unrestricted, plus marketable securities) would be considered to be material.”

Rufus Decker

The nature of the legal restrictions on our use of this restricted cash is addressed in footnote 17 to the consolidated financial statements on page F-28 of our Form 10-K for fiscal year ended April 30, 2012, under the heading “Contracts — Outstanding Letters of Credit/Restricted Cash.” In our future filings, we will disclose that we cannot unilaterally withdraw the restricted cash at any time and use it for current operations.

Pursuant to your request, we propose to revise the “Contracts — Outstanding Letters of Credit/Restricted Cash” section as follows:

“We had restricted cash totaling $3.3 million as of April 30, 2012 of which $2.5 million acts as a compensating balance against our line of credit dated December 7, 2010 and $812,000 is related to the environmental remediation required to be performed in accordance with our credit facility with TD Bank. This restricted cash cannot be withdrawn from the accounts in which it is deposited without the consent of the lenders.”

Note 2 – Significant Accounting Policies, page F-8

General

6.	Comment: In future filings, please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•

in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item such as general and administrative expenses.

Please show us supplementally what your revised disclosure will look like.

Company Response: We include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of our distribution network in our cost of sales line item. In our future filings, we will disclose the types of expenses that we include in the cost of sales line item.

Rufus Decker

Pursuant to your request, we propose to revise the “Shipping and Handling” section footnote 2 to the consolidated financial statements as follows:

“In the accompanying consolidated financial statements, we included amounts billed to customers for shipping and handling in net product and services sales. We included our costs relating to shipping and handling charges, including inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of our distribution network, in cost of products and services sold.”

7.	Comment: In future filings, please disclose the line item(s) in which you include depreciation and amortization. Please also clarify whether tooling and die costs are included in cost of sales. If you do not allocate a portion of your depreciation and amortization to cost of sales, please tell us how you considered the guidance in SAB Topic 11:B. Please show us supplementally what your revised disclosure will look like.

Company Response: Please be advised that tooling and die costs are included in “machinery and equipment,” as disclosed in footnote 2 to the consolidated financial statements on page F-9 of our Form 10-K for fiscal year ended April 30, 2012, under the heading “Property, Plant, and Equipment,” which states as follows: “We capitalize tooling, dies, and fixtures as part of machinery and equipment and depreciate them over a period not exceeding five years.”

Depreciation and amortization is included in cost of products and services sold, research and development, selling and marketing, general and administrative, and interest expense. The following table summarizing depreciation and amortization expense for continuing operations, which includes amortization of intangibles and debt financing costs, by line item for the fiscal years ended April 30, 2012, 2011, and 2010 is presented on page F-20 of our Form 10-K for fiscal year ended April 30, 2012:

	For the Year Ended April 30,
	2012	2011	2010
Cost of products and services sold	$12,337	$9,792	$9,350
Research and development	81	86	81
Sales and marketing	234	207	172
General and administrative	1,430	1,656	542
Interest expense	1,402	1,489	1,100

Total depreciation and amortization	$15,484	$13,230	$11,245

Rufus Decker

In our future filings, we will continue to present the above information for depreciation and amortization.

Note 19 – Commitments and Contingencies, page F-32

Litigation, page F-32

8.	Comment: You indicate that it is uncertain whether the outcome of the claims to which you are subject to will have a material adverse effect on your financial position, results of operations, or cash flows, and that you are unable to provide an estimated range of reasonably possible additional losses relating to unfavorable outcomes. For any significant outstanding matters disclosed in your Form 10-K for the year ended April 30, 2012, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, tell us what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Company Response: On a quarterly basis, in consultation with our professional advisors (including outside legal counsel), we review the status, and carefully consider the potential materiality and outcome, of all known legal matters in order to maintain compliance with the requirements of ASC Topic 450 and Item 103 of Regulation S-K. As disclosed in footnote 15 to the consolidated financial statements on page F-23 of our Form 10-K for fiscal year ended April 30, 2012, “[i]t is our policy to provide an estimate for loss as a result of expected adverse findings or legal settlements on product liability, municipal liability, and workers’ compensation when such losses are probable and are reasonably estimable. It is also our policy to accrue for reasonable estimable legal costs associated with defending such litigation.” In many cases, we are unable to make a reasonable estimate of the reasonably possible range of losses due to the preliminary nature of the legal matters, the indeterminate amount of damages being sought, the need to resolve significant issues of fact, the presence of novel or open issues of law, or the purely subjective nature of pain and suffering awards, which are not generally susceptible to estimation. Furthermore, we do not intend to enter into settlements in any of the lawsuits to which we are subject, do not anticipate material adverse judgments, and intend to vigorously defend ourselves in all litigation matters. Based on these policies and practices as well as our past settlement history, we do not accrue for settlement costs or damages associated with such litigation. Therefore, we are unable to develop estimates of the reasonably possible range of losses for reasonably possible outcomes of the claims to which we are subject.

Rufus Decker

In our future filings, to the extent we determine that reasonably possible losses relating to unfavorable outcomes exist and the amount of loss can be reasonably estimated by us, we will provide such an estimate.

Form 10-Q for the Quarterly Period ended October 31, 2012

General

9.	Comment: Please address the above comments in your interim filings as well, as applicable.

Company Response: We will address the above comments in our interim filings, as applicable.

Definitive Proxy Statement on Schedule 14A Filed August 17. 2012

Cash Incentive Compensation, page 13

10.	Comment: You state on page 13 that your performance-based cash incentive compensation program focuses on corporate goals, and to a lesser extent, individual goals. Under the subheading “Cash Incentive Compensation,” on page 15 you state that the 2012 Incentive Compensation Program was based on company-wide performance measures. Similarly, in your discussion of base salaries in the third paragraph from the bottom of page 11, you refer to the achievement of individual performance goals, but state, under the subheading “Base Salaries” on page 15, that you did not consider individual performance in setting base salaries for fiscal year 2012. In future filings, please clarify the role of individual goals in setting performance based compensation, and if individual performance goals are set, please disclose what those goals consist of and the rationale behind setting those goals. Please see Item 402(b)(2)(vii) of Regulation S-K and refer to your letter of correspondence dated November 20, 2009 where you agreed to enhance your disclosure on this topic in future filings.

Company Response: In our future filings, we will clarify the role of individual goals in setting performance based compensation, and if individual performance goals are set, we will disclose what those goals consist of and the rationale behind setting those goals.

CEO Compensation, page 17

11.	Comment: In future filings, please discuss the decision-making process when an executive is given a substantial increase in compensation. In this regard, your attention is directed to the Compensation Committee’s decision to grant Mr. Debney an 11% increase in base salary in early fiscal 2013. You state in your disclosure that you “evaluated the factors described above,” but no analysis is presented to clarify what factors were considered or how the $50,000 increase was settled upon. Refer to your letter of correspondence dated November 20, 2009 where you agreed to enhance your disclosure on this topic in future filings.

Rufus Decker

Company Response: In our future filings, we will discuss the decision-making process when an executive is given a substantial increase in compensation.

Executive Compensation, page 18

Fiscal 2012 Grants of Plan-Based Awards, page 20

12.	Comment: You state in the first footnote to the table of grants of plan-based awards that the columns under “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” are reflective of the 2012 Incentive Compensation Program. However, these columns are blank, despite your discussion of the 2012 Incentive Compensation Program on page 15. Please provide the analysis supporting the decision to omit this disclosure, or provide this disclosure in future filings.

Company Response: In our future filings, we will make the appropriate disclosures in the columns under “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” in the table of grants of plan-based awards.

Certain Relationships and Related Transactions, page 39

13.	Comment: In future filings, please describe the standards that the Audit Committee or Compensation Committee, as applicable, applies when reviewing related party transactions, and disclose whether the corporate policies regarding related transactions are in writing (and if not, how such policies are evidenced.) See Item 404(b)(1)(ii) of Regulation S-K.

Company Response: In our future filings, we will describe the standards that our Audit Committee or Compensation Committee, as applicable, applies when reviewing related party transactions, and disclose that the corporate policies regarding related transactions are in writing.

* * * *

In connection with this response, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings. Furthermore, we acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, we acknowledge that we do not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Rufus Decker

We hope that this resolves the questions as outlined in your memo. Should you have any further questions, please do not hesitate to contact me.

Sincerely,

/s/ Jeffrey D. Buchanan

Jeffrey D. Buchanan
Executive Vice President, Chief Financial Officer, and Treasurer